EXHIBIT 21.1

LIST OF SUBSIDIARIES OF HURON CONSULTING GROUP INC.

Name	Jurisdiction of Organization
Huron Consulting Group Holdings LLC	Delaware
Huron (UK) Limited	United Kingdom
Huron Consulting South East Asia PTE. LTD.	Singapore
Huron Middle East LLC	United Arab Emirates - Dubai
Huron Saudi Limited	Saudi Arabia
Huron Consulting Services LLC	Delaware
Huron Management Services LLC	Delaware
Huron Demand LLC	Delaware
Conseillers Huron Canada Limitée	Canada and Quebec
Huron Technologies Inc.	Delaware
Huron Legal (UK) Limited	United Kingdom
Huron India Private Limited	India
Huron Consulting Deutschland GmbH	Frankfurt Germany
Huron Consulting Switzerland GmbH	Switzerland
Huron Legal Technologies (UK) Limited	United Kingdom
LegalSource LLC	Delaware